UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Brazilian Taxpayer’s Registry No. 06.057.223/0001-71

Board of Trade Registry No. 33.300.272.909

ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON APRIL 27th, 2023

Final Voting Statement - Summary

Sendas Distribuidora S.A. (“Company”) discloses to its shareholders and the market in general, according to CVM Resolution No. 81/22, as amended, the Final Voting Statement of the Ordinary (Annex 1) and Extraordinary (Annex 2) General Shareholders Meeting held on April 27th, 2023.

Rio de Janeiro (RJ, Brazil), 27 th April, 2023.

Gabrielle Castelo Branco Helú

Investor Relations Officer

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

Annex 1

Final Voting Statement - Ordinary Shareholders Meeting

Resolution	Resolution Vote	No. Of Shares (ON)[1]
1. Examine, discuss and approve the Financial Statements of the Company, containing the Explanatory Notes, accompanied by the Management Proposal and respective Management’s Accounts, Report and Opinion of the Independent Auditors, Opinion of the Fiscal Council and the Summarized Annual Report and Opinion of the Statutory Audit Committee’s, all for the fiscal year ended on December 31, 2022.	Approve	880.781.222
	Reject	1.368.331
	Abstain	111.141.052
2. Resolve on the management proposal for allocation of the net profit for the fiscal year ended December 31, 2022, in the following terms: (i) R$23,360,852.76 to the Legal Reserve; (ii) R$753,029,913.41 for the Tax Incentive Reserve; (iii) R$110,964,050.59 for the payment of the mandatory minimum dividend (of which the gross amount of R$50,000,000.00 has already been declared and paid as interest on equity, being R$43,426,187.83 the net amount after income tax to be withheld at source); and (iii) R$326,318,339.59 to the Expansion Reserve account.	Approve	981.338.351
	Reject	9.812.449
	Abstain	2.039.805

[1] The ON shares are common shares issued by the Company. Does not consider shares held in treasury.

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

3. To establish the effective number of members of the Company's Board of Directors to be elected for the next term of office, at nine (9) members, being seven (7) Independent Directors.	Approve	982.380.677
	Reject	5.260.194
	Abstain	5.549.734
4. Do you wish to request the cumulative voting proceeding (processo de voto múltiplo) for the election of the board of directors, under the terms of art. 141 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the cumulative voting request).[2]	Approve	7.307.655
	Reject	101.518.307
	Abstain	607.553.610

[2] The legal quorum for adoption of the cumulative voting proceeding (processo de voto múltiplo) was not reached in the term established by the Brazilian Corporation Law, for this reason this process for the election of the board of directors was not adopted.

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

5. Nomination of all the names that compose the slate (the votes indicated in this section will be disregarded if the shareholder with voting rights fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place) - Single Group of Candidates.	Approve	909.280.330
	Reject	39.415.326
	Abstain	44.494.949
6. If one of the candidates that composes your chosen slate leaves it, can the votes corresponding to your shares continue to be conferred on the same slate?[3]	Approve	13.902.503
	Reject	493.293.938
	Abstain	209.183.131
7. In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the members of the slate that you´ve chosen? [If the shareholder chooses ”yes” and also indicates the ”approve” answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to ”abstain” and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.].[4]	Approve	502.451.088
	Reject	678.891
	Abstain	213.249.593

[3] This deliberation has not occurred. Thus, the votes received through the Distance Voting Bulletin, are presented only for information purposes.

[4] This deliberation has not occurred. Thus, the votes received through the Distance Voting Bulletin, are presented only for information purposes.

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

Andiara Pedroso Petterle (Membro Independente)[5]	Approve	80.998.158
	Reject	-
	Abstain	-
Belmiro de Figueiredo Gomes (Efetivo)[6]	Approve	77.893.363
	Reject	-
	Abstain	-
José Guimarães Monforte (Membro Independente)[7]	Approve	81.865.798
	Reject	-
	Abstain	-
Julio Cesar de Queiroz Campos (Membro Independente)[8]	Approve	80.998.158
	Reject	-
	Abstain	-
Leila Abraham Loria (Membro Independente)[9]	Approve	80.998.158
	Reject	-
	Abstain	-

[5] This deliberation has not occurred. Thus, the votes received through the Distance Voting Bulletin, are presented only for information purposes.

[6] This deliberation has not occurred. Thus, the votes received through the Distance Voting Bulletin, are presented only for information purposes.

[7] This deliberation has not occurred. Thus, the votes received through the Distance Voting Bulletin, are presented only for information purposes.

[8] This deliberation has not occurred. Thus, the votes received through the Distance Voting Bulletin, are presented only for information purposes.

[9] This deliberation has not occurred. Thus, the votes received through the Distance Voting Bulletin, are presented only for information purposes.

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

Leonardo Porcíncula Gomes Pereira (Membro Independente)[10]	Approve	80.998.158
	Reject	-
	Abstain	-
Luiz Nelson Guedes de Carvalho (Membro Independente)[11]	Approve	80.957.317
	Reject	-
	Abstain	-
Oscar de Paula Bernardes Neto (Membro Independente)[12]	Approve	80.939.723
	Reject	-
	Abstain	-
Philippe Alarcon (Efetivo)[13]	Approve	62.509.329
	Reject	-
	Abstain	-
9. Resolve on the characterization of the independence of candidates for the position of independent members of the Board of Directors, which are Oscar de Paula Bernardes Neto, José Guimarães Monforte, Andiara Pedroso Petterle, Flavia Maria Bittencourt, Julio Cesar de Queiroz Campos, Leila Abraham Loria and Luiz Nelson Guedes de Carvalho.	Approve	982.859.992
	Reject	4.089.428
	Abstain	6.241.185

[10] This deliberation has not occurred. Thus, the votes received through the Distance Voting Bulletin, are presented only for information purposes.

[11] This deliberation has not occurred. Thus, the votes received through the Distance Voting Bulletin, are presented only for information purposes.

[12] This deliberation has not occurred. Thus, the votes received through the Distance Voting Bulletin, are presented only for information purposes.

[13] This deliberation has not occurred. Thus, the votes received through the Distance Voting Bulletin, are presented only for information purposes.

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

10. Nomination of candidates for chairman of the board of directors. Oscar de Paula Bernardes Neto	Approve	980.074.397
	Reject	6.582.309
	Abstain	6.533.899
11. Nomination of candidates for vice-chairman of the board of directors. José Guimarães Monforte	Approve	986.461.026
	Reject	195.680
	Abstain	6.533.899

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

12. Establish the annual global compensation of the Company’s management for the 2023 fiscal year, in the terms of the Management Proposal, in the amount of up to R$105,093,182.04, being up to R$79,329,409.56 to the Executive Board and up to R$25,200,444.49 to the Board of Directors.	Approve	351.557.916
	Reject	630.664.972
	Abstain	10.967.717
13. Do you wish to request the establishment of a fiscal council, under the terms of article 161 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the establishment of the fiscal council).	Approve	38.187.943
	Reject	54.888.343
	Abstain	623.303.286
14. Set the number of three (3) effective members to compose the Company's Fiscal Council and their respective substitutes.	Approve	180.456.071
	Reject	135.900.000
	Abstain	100.683.820

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

15. Election of the Fiscal Council:	Artemio Bertholini (effective) / Márcio Marcelo Belli (substitute)	Approve	101.310.794
	Edison Carlos Fernandes (effective) / Ricardo Julio Rodil (substitute)	Approve	52.355.614
	Leda Hahn (effective) / Rene Martins (substitute)	Approve	40.042.154
	Roberto Frota Decourt (effective) / Jairo Laser Procianoy (substitute)	Approve	150.000
	Rafael de Souza Morsch (effective) / Marco Antonio Mayer Foletto (substitute)	Approve	110.000
	Abstain		246.212.974
16. Resolve on the individual compensation of the members of the Fiscal Council for the new term of office, corresponding to ten percent (10%) of the average compensation attributed to the Company's statutory Officers (not including benefits, representation allowances, and profit sharing), as provided for in paragraph 3 of article 162 of the Brazilian Corporation Law.		Approve	163.085.034
		Reject	142.699.720
		Abstain	110.312.974

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

Annex 2

Final Voting Statement - Extraordinary Shareholders Meeting

Resolution	Resolution Vote	No. Of Shares (ON)[14]

1. Resolve on the following amendments of the Company´s Bylaws: (a) article 4, caput to update the Company's fully subscribed and paid-in share capital, due to the capital increase approved at the Board of Directors´ meeting; (b) inclusion of the paragraph 2 in the article 15 to include a deciding vote rule in the Board of Directors´ meeting; (c) article 17, subparagraphs “p” and “r” to change the thresholds of certain competences ascribed by the Board of Directors, and inclusion of new subparagraphs “s” and “t” to include as a Board of Directors’ competences the acquisition of interest in other companies and provision for guarantees approval in third parties favor, respectively; (d) article 22, for inclusion of the position of “Vice-President” for the Commercial Officer and Operations Officer; (e) articles 29 and 30, to exclude certain competences of the Commercial Officer and the Operations Officer, respectively, as well as adjustments that exclusively derive form such changes.

	Approve	982.566.589
	Reject	8.599.480
	Abstain	1.076.950

[14] The ON shares are common shares issued by the Company. Does not consider shares held in treasury.

SENDAS DISTRIBUIDORA S.A. Brazilian Taxpayer’s Registry No. 06.057.223/0001-71 Board of Trade Registry No. 33.300.272.909

2. Resolve on the consolidation of the Company's Bylaws as a result of the amendments resolved on item I above, if approved.	Approve	982.568.094
	Reject	8.599.845
	Abstain	1.075.080
3. Resolve on the re-ratification of the annual global compensation of the Company’s management for the fiscal year ended on December 31, 2022.	Approve	256.016.732
	Reject	596.610.112
	Abstain	139.616.175

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.